EXPERIENCE INVESTMENT CORP.

100 St. Paul St., Suite 800

Denver, Colorado 80206

Telephone: (720) 284-6400

September 10, 2019

VIA EDGAR

Mr. Edward M. Kelly

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:                             Experience Investment Corp.

Registration Statement on Form S-1

Filed August 23, 2019, as amended

File No. 333-233430

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Experience Investment Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. EST on Thursday, September 12, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Eric Affeldt
Eric Affeldt
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Ropes & Gray LLP